July 11, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (714) 667-6860

Scott D. Peters
Chief Financial Officer
T REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re:	T REIT, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed April 1, 2005
      File No. 0-49782

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Notes to Consolidated Financial Statements

1. We note that you have a significant interest in City Center
West
"A" Building - TIC. Please tell us how it was determined that this entity is not a variable interest entity in accordance with paragraph
5 of FIN 46(R).



Item 9A. Controls and Procedures

2. Please revise your filing to include your principal executive and financial officer`s conclusions on the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act, as required by Item 307 of Regulation S-K.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
T REIT, Inc.
July 11, 2005


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